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                             October 19, 2021

       David Lancaster
       Chief Financial Officer
       Matador Resources Company
       5400 LBJ Freeway, Suite 1500
       Dallas, Texas 75240

                                                        Re: Matador Resources
Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-35410

       Dear Mr. Lancaster:

              We have reviewed your October 8, 2021 response to our comment letter and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 10, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Unaudited Supplementary Information
       Supplemental Oil and Natural Gas Disclosures, page F-38

   1. We note your response to comment 5; however, you do not include or indicate you will include an
expanded explanation of the sources of your extensions and discoveries as part of the discussion
of the changes in your total proved reserves, e.g. changes
                                                        attributable to proved
developed reserves versus proved undeveloped reserves. FASB
                                                        ASC 932-235-50-5
states, extensions and discoveries are additions to proved reserves that result from either of
the following: 1) extension of the proved acreage of previously discovered (old)
reservoirs through additional drilling in periods subsequent to discovery;
                                                        or 2) discovery of new
fields with proved reserves or of new reservoirs of proved reserves in old fields. We
reissue the comment.
 David Lancaster
Matador Resources Company
October 19, 2021
Page 2

       You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 if you have questions regarding the engineering comment. Please contact Ethan Horowitz, Branch Chief, at
(202) 551-3311 with any other questions.



FirstName LastNameDavid Lancaster                        Sincerely,
Comapany NameMatador Resources Company
                                                         Division of
Corporation Finance
October 19, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName